                          [LETTERHEAD OF CARSON, INC.]

                                                                   March 8, 2000

Dear Fellow Stockholder:

    I am pleased to inform you that on February 25, 2000, Carson, Inc. ('Carson') entered into an Agreement and Plan of Merger (the 'Merger Agreement') with Cosmair, Inc. ('Cosmair') and its wholly-owned subsidiary, Crayon Acquisition Corp. ('Purchaser'), pursuant to which Purchaser is commencing a cash tender offer (the 'Offer') to purchase all of the issued and outstanding shares of Class A Common Stock of Carson at a purchase price of $5.20 per share in cash. Purchaser is the U.S. subsidiary of L'Oreal, S.A. of Paris, France. Following the successful completion of the Offer, in accordance with the terms of the Merger Agreement, Purchaser will merge with and into Carson (the 'Merger') and Carson will continue as the surviving corporation wholly owned by Cosmair. Each share of Carson Common Stock not purchased in the Offer will be converted in the Merger into the right to receive $5.20 per share (or any greater amount paid in the Offer) in cash, without interest. Concurrent with the signing of the Merger Agreement, Carson stockholders owning in the aggregate approximately 48% of the shares outstanding on a fully-diluted basis (which represent approximately 88% of the voting power of all shares of Carson Common Stock outstanding) entered into a Stockholders Agreement with Carson, Cosmair and Purchaser pursuant to which these stockholders have agreed to tender their shares in the Offer, or if necessary, to vote their shares in favor of the Merger.

    YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY (WITH THREE DIRECTORS ABSTAINING) DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, TAKEN TOGETHER, ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF CARSON, AND RECOMMENDS THAT ALL STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

    In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors which are described in the enclosed
Schedule 14D-9, including, among other things, the opinion of PaineWebber Incorporated to the effect that the $5.20 per share cash consideration to be received by Carson stockholders pursuant to the Offer and the Merger is fair, from a financial point of view, to such stockholders.

    In addition to the attached Schedule 14D-9 relating to the offer, enclosed is the Offer to Purchase, dated March 8, 2000, of Purchaser, together with related materials, including a Letter of Transmittal to be used for tendering your shares of Class A Common Stock in the Offer. These documents set forth the terms and conditions of the Offer and Merger and provide instructions as to how to tender your shares. I urge you to read the enclosed materials carefully.

    On behalf of your Board of Directors, I thank you for your continued support.

                                          Sincerely yours,

                                          /s/ Leroy Keith
                                              Leroy Keith
                                              Chairman of the Board